Suite 906 – 1112 West Pender Street V ancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	April 22, 2004

Additional Encouraging Results From First Point’s Drill Program at
the Rio Luna Project, Nicaragua

Dr. Peter M D Bradshaw, P. Eng, President of First Point Minerals Corp. (TSXV: FPX) is pleased to release additional results from the ongoing drill program at the Rio Luna gold project, Nicaragua. Drill results from the Santa Rita Target, the third area drilled, have returned a maximum of 19.0 grams/tonne (g/t) gold (0.61 ounces per ton (oz/t)) over 1.3 meters (4.2 feet) in hole 9 within a broader interval of 6.8 g/t (0.22 oz/t) over 3.8 meters (12.5 feet). Follow-up drilling in the area of hole 9 and the other significant drill intersections in Balsamo and Balsamo East is planned after the initial shallow drilling in the fourth area, El Rodeo, which is in progress, is complete.

Possible ore grade gold intersections across significant widths in three out of the 12 holes drilled to date are considered very positive for a first-ever drill test at the Rio Luna property. All nine other holes returned anomalous gold values associated with mineralized and altered structures. These initial shallow holes tested only three target areas, individually measuring 150 to 300 meters long, within an overall strike length of about 1.8 kilometers, only a portion of the 8.8 kilometers of known veins at surface. Significant results that warrant both step-out and deeper drilling occur in all three target areas.

All four holes at Santa Rita intersected zones of ore grade or anomalous gold values over intervals of 1.9 to 9.8 meters in either quartz vein stockworks and quartz matrix breccias or fault zones containing minor quartz vein fragments. Hole 9, in the central part of the Santa Rita Target, intersected quartz matrix breccia over more than 70% of the interval.

SIGNIFICANT DRILL RESULTS, SANTA RITA TARGET, RIO LUNA
Hole #	From	To	Meters	Au g/t
DD-RL 9	33.5	37.3	3.8 *	6.8 *
including	35.3	36.6	1.3 *	19.0 *
DD-RL 10	30.6	34.1	3.5	0.7
DD-RL 11	19.3	21.2	1.9	0.3
DD-RL 12	17.1	26.9	9.8	0.2
DD-RL 13	Pending
DD-RL 14	Pending

The Santa Rita Target is located about 1.8 kilometers east of the Balsamo Target, the first area to be drill tested and about 1 kilometer east of the Balsamo East Target, the second target drilled. The four initial holes in the Santa Rita Target cover a strike length of about 300 meters and test the target to a depth of between about 15 to 30 meters. The main vein appears to have a steep south dip varying between 60 to 70 degrees. True widths of drill intersected mineralized structures are estimated at about 80% of the drilled widths noted in the tables above but these estimates will be refined with deeper drill holes planned for follow-up drilling. Results are pending for two other holes drilled on a sub-parallel structure about 100 meters to the north of the main Santa Rita vein.

The drill is currently being mobilized to the El Rodeo vein system, a completely separate, sub-parallel mineralized trend located about 1.2 kilometers northeast of the El Paraiso Vein System which includes the Balsamo, Balsamo East and Santa Rita and several more targets. Several holes are planned in the El Rodeo area where mineralized structures carry up to 6.8 g/t gold over 3.1 meters and 15.9 g/t gold over 2.4 meters in surface trenches.

Previously released drill results for the Balsamo and Balsamo East Targets are shown in the following table:

Hole #	From	To	Meters	Au g/t
DD-RL 1	35.5	37.7	2.2	0.5
DD-RL 2	49.2	53.5	4.3	0.9
DD-RL 3	36.3	45.4	9.1 *	6.2 *
including	42.8	45.4	2.6 *	19.4 *
DD-RL 4	46.6	47.5	0.9	0.4
	55.4	58.0	2.6	0.2
DD-RL 5	51.0	55.9	4.9	0.3
DD-RL 6	30.9	34.8	3.9	0.8
DD-RL 7	51.0	56.0	5.0	0.7
DD-RL 8	29.9	43.3	13.4 *	1.1 *
including	30.9	31.7	0.8 *	5.7 *
Note: Gold values asterisked are higher than the grade currently being mined at the El Limon Gold Mine in Nicaragua (Northern Miner, March 2004).

The Rio Luna drill program, initially planned for 2,000 meters, has been expanded to 3,000 meters to follow-up some of the early significant drill results. The intersection in hole 3, the western-most drill hole in the Balsamo Target, is a primary target. This hole reported more than 19.4 g/t gold (0.62 oz/t gold) over 2.6 meters (8.6 feet) occurring in a broader mineralized interval of 6.2 g/t gold (0.20 oz/t gold) over 9.1 meters (30 feet). Similarly the intersection in hole 9 will be followed up. The wide intersection of more than 1 g/t gold near hole 8, the western-most intersection at Balsamo East, is associated with strong quartz vein, breccias and stockwork and also warrants additional drilling. None of the targets have been drilled to a depth of greater than 50 meters.

First Point Minerals Corp. has the option to earn a 100% interest in the Rio Luna property from Terra Nova Resources Inc. Peter Bradshaw, P.Eng, is the qualified person supervising the work on the project. First Point is a Canadian precious and base metal exploration and development company focused on the Americas with active project generation programs in Peru and Central America, the latter in a 50:50 joint venture with BHP Billiton.

For more information please view: www.firstpointminerals.com, E-mail info@firstpointminerals or Phone Ran Davidson, Director of Investor Relations at (604) 681-8600 or Toll Free:1-866-FPM-8601.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter M. D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.